RENEO PHARMACEUTICALS, INC.

18575 Jamboree Road, Suite 275-S

Irvine, CA 92612

August 23, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Gary Newberry
Lynn Dicker
Tyler Howes
Tim Buchmiller

Re:	Reneo Pharmaceuticals, Inc.

Registration Statement on Form S-4 (File No. 333-280369)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Reneo Pharmaceuticals, Inc. (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission accelerate the effective date and time of the above referenced Registration Statement on Form S-4 (the “Registration Statement”) and declare the Registration Statement effective as of 4:30 p.m. Eastern Time on August 26, 2024, or as soon thereafter as practicable.

The Company requests that it be notified of such effectiveness by a telephone call to either Bradley C. Brasser of Jones Day at (612) 217-8886 or Jonn R. Beeson of Jones Day at (949) 553-7528. Thank you for your attention to this matter.

cc:	Bradley C. Brasser, Jones Day

Jonn R. Beeson, Jones Day

Sincerely, Reneo Pharmaceuticals, Inc.

/s/ Gregory J. Flesher
Gregory J. Flesher President and Chief Executive Officer